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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13G

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           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.) 1

                       Crown Cork & Seal Company, Inc.
                               (NAME OF ISSUER)

                    4.50% Convertible Preferred, Due 2000
                        (TITLE OF CLASS OF SECURITIES)

                                  228255303
                                (CUSIP NUMBER)

                              December 31, 1998
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed.

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule  13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 228255303              SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     D.E. Shaw Investments, L.P.
     13-3470777

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              241,900

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              241,900

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     241,900

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     1.95%

12.  Type of Reporting Person

     BD

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CUSIP No. 228255303              SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     D.E. Shaw Securities, L.P.
     13-3497780

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     Delaware

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              946,600

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              946,600

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     946,600

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     7.61%

12.  Type of Reporting Person

     BD

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CUSIP No. 228255303              SCHEDULE 13G

1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     David E. Shaw

2.   Check the Appropriate Box if a Member of a Group    (a) [ ]    (b) [X]

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

Number of Shares         5.   Sole Voting Power

 Beneficially                 0

 Owned by Each           6.   Shared Voting Power

Reporting Person              1,188,500

     With                7.   Sole Dispositive Power

                              0

                         8.   Shared Dispositive Power

                              1,188,500

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,188,500

10.  Check if the Aggregate Amount in Row 9 Excludes Certain Shares  [ ]

11.  Percent of Class Represented by Amount in Row 9

     9.56%

12.  Type of Reporting Person

     IN

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ITEM 1(a).        NAME OF ISSUER:

                  Crown Cork & Seal Company, Inc. (the "Company")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  One Crown Way, Philadelphia, PA 19154-4599

ITEM 2(a).        NAME OF PERSON FILING:

                  D. E. Shaw Investments, L.P. ("Investments")
                  D. E. Shaw Securities, L.P. ("Securities")
                  David E. Shaw ("David Shaw")

ITEM 2(b).        ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                  120 West 45th Street, 39th Floor, Tower 45, New York, NY
                  10036

ITEM 2(c).        CITIZENSHIP:

                  Investments is a limited partnership organized under the laws of the State of Delaware.

                  Securities is a limited partnership organized under the laws of the State of Delaware.

                  David Shaw is a citizen of the United States.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
                  4.50% Convertible Preferred, Due 2000

ITEM 2(e).        CUSIP NUMBER:
                  228255303

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER PERSON FILING IS A:

                  (a) [X] Broker or dealer registered under Section 15 of
                          the Act;

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act;

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

                  (d) [ ] Investment Company registered under Section 8
                          of the Investment Company Act;

                  (e) [ ] Investment Adviser registered under Section 203
                          of the Investment Advisers Act of 1940;

                  (f) [ ] Employee Benefit Plan, Pension Fund which is
                          subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] Parent Holding Company, in accordance with Rule
                          13d-1(b)(ii)(G); see item 7;

                  (h) [ ] A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); and

                  (j) [ ] A Group, provided that all the members are persons specified in accordance with Section
                          240.13d-1(b)(1)(ii)(A) through (I).

                  If this statement is filed pursuant to Rule 13d-1(c), check
                  this box.   [ ]
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ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           Investments:        241,900
                           Securities:         946,600
                           David Shaw:       1,188,500

                  (b)      Percent of class:

                           Investments:     1.95%
                           Securities:      7.61%

                           David Shaw:      9.56%    (based on 12,431,798
                                                      outstanding)

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or direct the vote

                           Investments:     -0-
                           Securities:      -0-
                           David Shaw:      -0-

                           (ii)     Shared power to vote or direct the vote

                           Investments:     1,188,500
                           Securities:      1,188,500
                           David Shaw:      1,188,500

                  David Shaw owns directly no shares. By reason of Rule 13d-3 under the Securities Exchange Act of 1934 and by virtue of David Shaw's position as President and sole shareholder of
                  D. E. Shaw & Co., Inc., the general partner of D. E. Shaw & Co., L.P., itself the general partner of Investments and Securities, David Shaw may be deemed to own beneficially 1,188,500 shares, comprising the 241,900 shares owned directly by Investments and the 946,600 shares owned directly by Securities. Therefore, David Shaw may be deemed to beneficially own approximately 9.56% of the outstanding shares. David Shaw disclaims beneficial ownership of such 1,188,500 shares.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                  OF ANOTHER PERSON.

                  No person other than each respective owner and general partner referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION. (if filing pursuant to Rule 13d-1(b))

                  By signing below D. E. Shaw Investments, L.P., D. E. Shaw Securities, L.P. and David E. Shaw certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 9, 1999

         D.  E. SHAW INVESTMENTS, L.P.

         By:      D. E. SHAW & CO., L.P.
                  General Partner

         By:      /s/ Daniel Fishbane
                  (Signature)

         Daniel Fishbane/
         Managing Director
                  (Name/Title)

         D. E. SHAW SECURITIES, L.P.

         By:      D. E. SHAW & CO., L.P.
                  General Partner

         By:      /s/ Daniel Fishbane
                  (Signature)

         Daniel Fishbane/
         Managing Director
                  (Name/Title)

         DAVID E. SHAW

         By: /s/ Daniel Fishbane
                 Attorney-in-Fact


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After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A power of attorney, dated January 14, 1997, granted by David Shaw in favor of Daniel Fishbane, is attached hereto.

                                   February 9, 1999

                                   D. E. Shaw Investments, L.P.
                                   By: D. E. Shaw & Co., L.P. as
                                   General Partner

                                   By:
                                         --------------------------

                                         Daniel Fishbane
                                         Managing Director

                                   D. E. Shaw Securities, L.P.
                                   By: D. E. Shaw & Co., L.P. as
                                   General Partner

                                   By:
                                         --------------------------

                                         Daniel Fishbane
                                         Managing Director

                                   David E. Shaw
                                   By:
                                         --------------------------

                                         Daniel Fishbane
                                         Attorney-in-Fact for David E. Shaw


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                              POWER OF ATTORNEY
                             FOR CERTAIN FILINGS
                     UNDER THE SECURITIES EXCHANGE ACT OF
                                     1934

I, David E. Shaw, hereby make, constitute and appoint each of:

         Lou Salkind

         Stu Steckler

         Anne Dinning and

         Danny Fishbane

Acting individually, as my agent and attorney-in-fact, with full power or substitution, for the purpose of, from time to time, executing in my name, my individual capacity and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L.P.) all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, 13D, 13F and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing or filing any such documents with the appropriate governmental or regulatory authority. Any such determination shall be conclusively evidenced by such person's execution and delivery, furnishing or filing of the applicable document.

This power of attorney shall be valid from the date hereof.

IN WITNESS WHEREOF, I have executed this instrument as of the date set forth below.

Date:    January 14, 1997

/s/ David E. Shaw
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David E. Shaw
New York, New York